                                                                     EXHIBIT 1.1

LUSCAR ENERGY PARTNERSHIP

                     YEAR TO DATE EBITDA(1)OF $99.1 MILLION

TORONTO, ONTARIO, OCTOBER 28, 2005. Luscar Energy Partnership ("LEP") today released the following report on the third quarter ended September 30, 2005.

THIRD QUARTER HIGHLIGHTS

     o Reached 3 million hours without a lost time incident in early October

     o EBITDA(1) of $29.1 million; revenue up 7% from the third quarter of 2004

     o Construction phase of Coal Valley expansion nearing completion and commissioning now underway

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results of LEP for the quarter ended September 30, 2005 should be read in conjunction with the consolidated financial statements and related notes contained in this interim report and our management discussion and analysis and the annual audited consolidated financial statements and related notes contained in LEP's Form 20-F, filed June 21, 2005, with the United States Securities and Exchange Commission ("SEC"). The quarterly information provided herein is unaudited. All amounts are in Canadian dollars unless otherwise stated and sales volumes are in metric units.

FINANCIAL HIGHLIGHTS (UNAUDITED)

In the third quarter of 2005, LEP generated EBITDA(1) of $29.1 million on revenue of $129.5 million compared to EBITDA(1) of $31.3 million on revenue of $120.5 million in the third quarter of 2004. Total sales volume at 9.4 million tonnes was slightly higher than the 9.2 million tonnes shipped in the same quarter last year. The decrease in EBITDA(1) was due primarily to decreased operating margin(1) at the mine mouth operations as well as decreased operating margin(1) at the Coal Valley mine where the expansion project is ongoing. The majority of the construction phase for the Coal Valley expansion project was completed in the quarter and commissioning is now underway.

Capital spending totaled $35.7 million for the quarter, directed for the most part to the two million tonne expansion at the Coal Valley mine.

LEP continued to focus on safety, resulting in the milestone achievement of 3 million hours without a lost time incident on October 3rd, 2005.

                                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                    SEPTEMBER 30                SEPTEMBER 30
                                                                 2005         2004          2005           2004
                                                               --------      --------      --------       --------
(in millions of Canadian dollars)

Revenue                                                        $  129.5      $  120.5      $  386.0       $  369.9
Operating margin (1)                                               30.7          33.1         103.3          105.7
Selling, general and administrative expenses                        2.6           2.7           8.0            8.2
EBITDA (1)                                                         29.1          31.3          99.1          105.1
Earnings (loss) from continuing operations before taxes             9.3          13.4          (2.8)          (9.2)
                                                               --------      --------      --------       --------
Net earnings                                                   $   24.6      $   16.3      $   26.2       $   23.1
                                                               ========      ========      ========       ========
                                                               --------      --------      --------       --------
Capital expenditures                                           $   35.7      $    3.5      $   49.9       $    8.2
                                                               ========      ========      ========       ========


1) Operating margin (loss) and EBITDA do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Operating margin (loss) is defined as revenue less cost of sales. Operating margin (loss) has been used to measure performance of the mines. EBITDA is defined as revenue less cost of sales, selling, general and administrative costs, plus other income. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expenses.

KEY OPERATING STATISTICS


                                                  THREE MONTHS ENDED            NINE MONTHS ENDED
                                                     SEPTEMBER 30                 SEPTEMBER 30
                                                 2005           2004           2005           2004
                                                ------         ------         ------         ------
COAL SHIPMENTS (in thousands of tonnes)
Mine-mouth                                       5,405          5,203         15,908         15,498
Contract mining                                  3,251          3,444         10,232         10,875
Other thermal                                      732            579          2,264          2,239
                                                ------         ------         ------         ------
                                                 9,388          9,226         28,404         28,612
                                                ======         ======         ======         ======


During the quarter, 9.4 million tonnes of coal were shipped compared with 9.2 million tonnes during the same quarter last year. An increase in shipments at the mine mouth operations, due primarily to the expansion at the Genesee mine, was partially offset by a decrease in shipments at the contract mining operations where production was negatively impacted during the quarter by the oil spill at Lake Wabamun from a CN train derailment.


                                              THREE MONTHS ENDED                NINE MONTHS ENDED
                                                 SEPTEMBER 30                      SEPTEMBER 30
                                            2005             2004             2005             2004
                                        -----------      -----------      -----------      -----------
(in Canadian dollars per tonne)
Realized prices                         $     13.79      $     13.06      $     13.59      $     12.93
Cost of sales                                 10.52             9.47             9.95             9.24
                                        -----------      -----------      -----------      -----------
Operating margin(1)                     $      3.27      $      3.59      $      3.64      $      3.69
                                        ===========      ===========      ===========      ===========


For the third quarter of 2005, the average realized price of coal was higher due to a higher proportion of export coal sales than the prior year quarter. For the first nine months in 2005, the price of thermal coal internationally has been consistently higher than the previous year.

The average cost of sales per tonne in the third quarter of 2005 was higher than the same quarter in the last year due primarily to higher unit production costs at both the export thermal coal mine and the mine mouth operations as a result of higher fuel costs and mining ratios at some mines, combined with greater shipping costs due to increased export coal sales. The pricing provisions of our mine mouth operation long term contracts are different for each mine but each include annual price escalation considerations. For example, in the case of fuel cost changes, there is a time lag between the cost increases and the annual price escalation calculation contained in the contract. While short term movements in the price escalation formulae may not immediately reflect sharp changes in the price of individual mining cost components, we believe that our cost exposure is mitigated over time.

Operating margin(1) per tonne was lower during the third quarter of 2005 than the prior year quarter due to the higher unit production costs.


REVIEW OF FINANCIAL RESULTS

THIRD QUARTER OF 2005

Revenue for the third quarter of 2005 increased by $9.0 million compared to the same quarter last year because of increased export coal prices and slightly higher sales volume at the Coal Valley mine as well as a moderate increase in revenues at the contract mining operations. These increases were partially offset by decreased revenues of $2.9 million at the Poplar River mine due to the loss of revenues related to the 9.625% promissory note that matured in December 2004.

The operating margin(1) for the third quarter of 2005 decreased by $2.4 million from the prior year to $30.7 million. Operating margin(1) at the mine mouth operations of $33.3 million is $3.4 million lower than the same quarter in the prior year due to the decreased revenues at the Poplar River mine mentioned above as well as decreased operating margin(1) at the Boundary Dam, Paintearth and Sheerness mines because of increased fuel costs and higher mining ratios. Operating margin(1) at the contract mining operations for the third quarter of 2005 was $0.7 million higher than the same quarter in 2004. The operating loss(1) at the other thermal mines of $4.3 million has improved by $0.3 million when compared to the third quarter of 2004. Increased operating margin(1) at Bienfait where sales volumes improved from 2004 were offset by decreases in operating margin(1) at the Coal Valley mine, where the current expansion project is impacting production and sales, and the Char plant, which is dealing with higher fuel costs.

Selling, general and administrative expenses for the third quarter of 2005 are lower than the previous year by $0.1 million. The selling, general and administrative expenses for the third quarter of 2004 have been reclassified to conform to 2005 presentation to reflect an increase in allocation of these expenses directly to mine operating costs.

At $29.1 million, EBITDA(1) for the third quarter of 2005 was lower than the 2004 third quarter EBITDA(1) of $31.3 million by $2.2 million. This decrease is due to the decreased operating margin(1) detailed above.

In the third quarter of 2005, earnings from continuing operations before taxes of $9.3 million were $4.1 million lower than the $13.4 million recorded in 2004. Depreciation, amortization and accretion in the quarter was $1.5 million higher than the prior year due to the increased asset base arising from the capital expenditures and capital lease acquisitions over the last year. Interest expense for the quarter was $2.0 million lower than the third quarter of 2004 due to the retirement of the 9.625% promissory note in December 2004 as well as lower interest on the USD$275 million 9.75% senior notes as a result of the stronger Canadian dollar. The stronger Canadian rate has also led to a foreign currency translation gain of $18.3 million in the third quarter of 2005 that relates primarily to the valuation of the USD$275 million 9.75% senior notes; this compares to a $20.7 million gain in the same period in 2004 when the Canadian dollar strengthened significantly as well.

Net earnings for the third quarter of 2005 of $24.6 million were higher than net earnings from the previous year of $16.2 million by $8.4 million. This increase is due to an income tax recovery in 2005 that is $12.5 million greater than the income tax recovery in 2004, which is primarily non-cash and relates to decreases in future income tax liabilities. The change in future income taxes is directly attributable to any changes in earnings or loss of the operating entity.

Capital spending of $35.7 million was mainly in support of the Coal Valley expansion which is expected to double the capacity of the Coal Valley mine from
2.0 million to 4.0 million tonnes per year and is scheduled to be at full capacity by the second quarter of 2006. In addition to the $28.4 million expended at the Coal Valley mine for both expansion and ongoing operations in the third quarter of 2005, $26.8 million has been accrued for wash plant expansion and other capital costs incurred in the quarter, but not yet billed. Capital expenditures in the third quarter of 2004 totaled $3.5 million.

Capital leases for equipment, totaling $18.2 million were entered into during the quarter at various mines and were recorded as additions to capital assets and long-term debt.


NINE MONTHS ENDED SEPTEMBER 30, 2005

Revenue for the nine months ended September 30, 2005 increased by $16.1 million compared to the same period in 2004 because of higher export coal prices and slightly increased sales volume at the Coal Valley mine, and higher revenues at the contract mines. These increases were partially offset by decreased revenues at the mine mouth operations due to the loss of revenues related to the 9.625% promissory note at Poplar River that matured in December 2004 and lower shipments from the Saskatchewan mines during the second quarter of 2005 as a result of heavy rainfall.

Operating margin(1) thus far in 2005 of $103.3 million is $2.4 million less than the same period last year. Operating margin(1) at the mine mouth operations of $96.7 million is $2.3 million lower than the same period in the prior year due to decreased revenues at the Poplar River mine due to the loss of revenue related to the 9.625% promissory note that matured in December 2004 as well as decreased margin(1) at the Paintearth and Sheerness mines as a result of increased fuel costs and higher mining ratios. Operating margin(1) at the contract mining operations for the nine months ended September 30, 2005 was slightly lower than the same period in 2004. The operating margin(1) at the other thermal mines of $1.1 million was also slightly lower than the same period in 2004. Decreased margin(1) at the Coal Valley mine, which is experiencing higher unit production costs due to the ongoing expansion project, were partially offset by increased operating margin(1) at the Bienfait mine. Excluding Coal Valley, operating margin(1) from the mine mouth, contract and other operations was $111.9 million for the nine months ended September 30, 2005, a slight increase from the $111.0 million for the comparable period last year.

Selling, general and administrative expenses for 2005 were lower than the previous year by $0.2 million. The selling, general and administrative expenses for 2004 have been reclassified to conform to 2005 presentation to reflect an increase in allocation of these expenses directly to mine operating costs.

EBITDA(1) of $99.1 million for 2005 was $6.0 million lower than the 2004 EBITDA(1) of $105.1 million. This decrease is due to the 2005 operating margin(1) that is $2.4 million lower than 2004 as detailed above as well as a decrease in other income of $3.9 million as a result of gains on the disposal of fixed assets and a one-time insurance refund of $2.7 million recorded in the second quarter of 2004.

For the nine months ended September 30, 2005, the loss from continuing operations before taxes of $2.8 million was $6.5 million improved over 2004. Depreciation, amortization and accretion in the period was $0.4 million lower than the prior year. Interest expense for the period was $7.0 million lower than the third quarter of 2004 due to the retirement of the 9.625% promissory note in December 2004 as well as lower interest on the USD$275 million 9.75% senior notes as a result of the stronger Canadian dollar. The stronger Canadian dollar has also led to a foreign currency translation gain of $12.4 million thus far in 2005 that relates primarily to the valuation of the USD$275 million 9.75% senior notes; compared to a $7.3 million gain in the same period in 2004.

Net earnings for the first nine months of 2005 of $26.2 million were higher than net earnings from the same period in the previous year of $23.1 million by $3.1 million. The net earnings from 2004 include $2.0 million in earnings from discontinued operations arising from the Fording settlement agreement made in June 2004.

Capital expenditures of $49.9 million were mainly in support of the Coal Valley expansion. In comparison, capital expenditures in the same period of 2004 totaled $8.2 million.

Additionally, capital leases for equipment, totaling $29.2 million have been entered into thus far in 2005 at various mines and were recorded as additions to capital assets and long-term debt.


LIQUIDITY AND CAPITAL RESOURCES

Our operating activities generated net cash, including changes in non-cash working capital, of $35.8 million during the quarter, which was $6.2 million more than the same quarter last year. The increase was due primarily to a $4.3 million increase in non-cash working capital as a result of decreased receivables at the Coal Valley mine as well as an increase of approximately $1.6 million in cash generated from operating results.

Since December 31, 2004, accounts receivable have decreased by $4.5 million to $47.7 million due to timing of cash receipts arising primarily due to decreased export sales recorded in the quarter as a result of the Coal Valley wash plant shutdown. Inventories have increased by $7.5 million to $47.5 million since December 31, 2004, as raw coal inventory and parts and supplies inventory at Coal Valley have increased significantly as part of the expansion project. Accounts payable and accrued charges increased by $19.8 million to $61.0 million due primarily to an accrual made for $26.8 million for wash plant expansion and other capital costs incurred in the quarter, but not yet billed. The current portion of asset retirement obligations of $19.5 million includes projected reclamation spending and gains on the settlement of asset retirement obligations. The decrease of $4.0 million since December 31, 2004 is due to changes in the timing of projected gains on the settlement of asset retirement obligations, while projected reclamation spending remains constant.

Due to the funding requirements of the Coal Valley expansion project, contributions of $38.2 million were made by the partners, offset by an equal amount in distributions to the partners during the quarter compared to distributions of $25.1 million in the third quarter of the prior year.

Long-term debt, including the current portion, was $378.5 million on September 30, 2005, an increase of $15.6 million since December 31, 2004, primarily due to the addition of new capital leases related to the mine support equipment agreement partially offset by a decrease in the valuation of the USD$275 million 9.75% senior notes due to the strengthening of the Canadian dollar thus far in 2005.

Capital expenditures of $35.7 million during the third quarter of 2005 were mainly directed towards the Coal Valley expansion. During the third quarter we also entered into capital leases for new equipment totaling $18.2 million. These were reported as additions to capital assets and long-term debt.


OUTLOOK

A significant portion of our operating margin(1) is derived from thermal coal sales to domestic customers, principally under long-term contracts to mine-mouth power generators in western Canada, and royalty income derived from coal and potash mining operations in Alberta and Saskatchewan. The remaining operating margin(1) is derived from export sales, contract mining at the Highvale and Whitewood mines, sales of coal to Canadian utilities delivered by rail and sales of thermal coal and char to industrial customers.

Coal production, a record 38.5 million tonnes in 2004, is expected to remain at similar levels in 2005 with the additional production from the Genesee expansion being offset by reduced production from the contract mines. The 450 megawatts of new capacity at the Genesee power plant, which was commissioned in early 2005, requires approximately 1.2 million additional tonnes of coal in 2005. The Coal Valley mine expansion, approved in 2004, is expected to double production capacity to 4 million tonnes per year. The project provides additional mining equipment and upgrades to modernize and expand the wash plant facility. Total expenditures for 2005 and 2006 in respect of the Coal Valley mine expansion, including capital expenditures and capital and operating leases, are now expected to be approximately $115 million compared with the $75 million estimated previously. The delay of several weeks and increased costs can be attributed primarily to underestimation of the project and resultant higher construction costs. The majority of the expansion work has been completed with the wash plant commissioning currently underway. Production for the year at Coal Valley is anticipated to be 1.8 million tonnes in 2005.

Capital expenditures are expected to be approximately $99.5 million in 2005. As well, additional equipment worth approximately $30.0 million is expected to be acquired through capital leases. We also expect to acquire approximately $18.4 million of assets under operating leases.

Work is continuing on an applied research project to develop the process technology required to beneficiate and gasify our coal. Testing on the suitability of our coals for gasification will occur in the fourth quarter of 2005.

Cash flow from operations is expected to be sufficient to meet our existing and ongoing contractual obligations and commitments.

SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of our consolidated operating results for each of the eight most recent quarters up to and including the quarter ended September 30, 2005. In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued new accounting rules dealing with asset retirement obligations, which came into effect for Luscar in the fiscal year beginning on January 1, 2004. This change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For information on the cumulative impact of the new accounting standard as it pertains to LEP, see note 3 of the notes to the LEP annual consolidated financial statements.

                             SEPT.         JUNE         MARCH         DEC.        SEPT.        JUNE         MARCH         DEC.
                             2005          2005         2005          2004        2004         2004         2004          2003
                            ------        ------        -----        ------      ------        ----         -----        -----
                                                              (in millions of Canadian dollars)
Revenue                     $129.5       $130.7        $125.8       $130.9       $120.5       $122.9        $126.5       $113.9
Earnings (loss) from
continuing operations       $ 24.6       $ (6.2)       $  7.8       $ 41.4       $ 16.3       $ (5.7)       $ 10.5       $  6.8
Net earnings (loss)         $ 24.6       $ (6.2)       $  7.8       $ 44.9       $ 16.2       $ (3.6)       $ 10.5       $  6.8


In general, the quarterly results fluctuate from the annual results due to the impact of fluctuating export thermal coal prices, sales volumes and foreign exchange gains and losses. Foreign exchange gains and losses tend to fluctuate most significantly with respect to the valuation of our USD$275 million 9.75% senior notes. In December 2004, a promissory note was retired, resulting in a gain of $39.4 million being recorded in other income. Further details in respect of historical quarterly results can be found in each of our quarterly reports, the Form 6-K, filed on EDGAR and posted on our web site at www.luscar.com.


                            SUPPLEMENTARY DISCLOSURES

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to estimate the effect of various matters that are inherently uncertain as of the date of the interim financial statements. Each of these required estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting policies are discussed in note 2 of the LEP annual consolidated financial statements. Critical estimates inherent in these accounting policies are discussed in the following paragraphs.

Accounts and loans receivable

Eight of our mines derive substantially all of their revenue from single customers or groups of affiliated customers. The loss of one or more of these customers could potentially result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

Management reviews the collectibility of accounts receivable on a regular basis and records an allowance for doubtful accounts if necessary. No allowance for doubtful accounts has been recorded at the end of the current quarter. Significant deterioration in any of the above noted factors could materially change this estimate.

Inventories

Coal inventories are valued at the lower of average production cost and net realizable value. Net realizable value is based on trends in coal prices at the end of the period. The process of estimating inventory quantity is complex; requiring significant assumptions, estimates and decisions regarding engineering, geophysical and geological data. A revision or change to any of these inputs could result in an impairment of the carrying amount of our inventories and reduction in net earnings for the period. For example, a 1% change in the quantity of inventories would result in a $0.2 million impact on net earnings.

Mine supplies are recorded at the lower of average cost and replacement cost.

Capital assets

Capital assets comprise the largest component of our assets and as such the capitalization of costs, the determination of estimated recoverable amounts and the amortization of these assets have a significant effect on our financial statements. Proven and probable reserves are determined based on professional evaluations provided by internal or external qualified persons. The estimate of these reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include results from the reconciliation of actual production data against the original reserve estimates, or the impact of economic factors such as changes in the price of coal or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of amortization of the related assets or could result in impairment of the assets resulting in a write down.

Asset impairment

We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. A long-lived asset is considered to be impaired if the total undiscounted estimated future cash flows are less than the carrying value of the asset. The amount of the impairment is determined based on discounted estimated future cash flows. Future cash flows are determined based on management's estimates of future results relating to the long-lived assets. These estimates include various assumptions, which are updated on a regular basis as part of the internal planning process.

We regularly review our investments to determine whether a permanent decline in the fair value below the carrying value has occurred. In determining whether a permanent decline has occurred, management considers a number of factors that would be indicative of a permanent decline including (i) a prolonged decrease in the fair value below the carrying value, (ii) severe or continued losses in the investment and (iii) various other factors such as liquidity which may be indicative of a decline in value of the investment. The consideration of these factors requires management to make assumptions and estimates about future financial results of the investment. These assumptions and estimates are updated by management on a regular basis.

Asset retirement obligations

Government regulations require the removal or remediation of the effects of our mining activities on the environment at our current and former mine sites by reclaiming all disturbed lands and dismantling and removing production facilities. We have estimated these asset retirement obligations, which we believe will meet current regulatory requirements. However this process requires us to make several estimates and judgments with respect to activities that will occur many years into the future. Because these obligations are partly dependent on the laws of Canada and its provinces, amendments to the law may alter our obligations.

These future obligations are estimated by management using mine closure plans and other similar studies which outline the requirements that will need to be completed to meet the obligations. We record these asset retirement obligations in our consolidated financial statements by discounting the present value of estimated cash flows. In making this calculation of estimated cash flows, numerous assumptions are made around the timing of reclamation activities, equipment costs and productivity rates, inflation factors, credit adjusted discount rates and demolition costs. Additionally, accounting requirements require the calculation of the asset retirement obligations to use fair value estimates of the associated costs which also requires the use of some assumptions by management. A change in any of these assumptions could impact the asset retirement obligations as well as, consequently, our capital assets and our net earnings.

Income taxes

The determination of our ability to utilize tax loss carry forwards to offset future income taxes payable requires management to exercise judgment and make certain assumptions about our future performance. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Post employment benefits

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, and the expected rate of future compensation. These assumptions are re-evaluated each year, and variations between actual results and the results based on the assumptions for any period will affect reported amounts in future periods. We retain independent actuarial experts to prepare the calculations and to advise on the selection of assumptions.

NEW ACCOUNTING STANDARDS

The following CICA accounting pronouncements either became effective or were issued in 2005. They are summarized here to highlight their impact on the LEP financial statements.

Consolidation of Variable Interest Entities

On January 1, 2005, we adopted AcG-15, Consolidation of Variable Interest Entities. The CICA issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities, ("AcG-15"), in order to address the consolidation of variable interest entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and when it should be consolidated. Every enterprise that has a contractual, ownership, or other financial interest in or with any entity, special-purpose or otherwise, must determine whether that interest exposes the enterprise to expected losses or expected residual gains of the entity in or with which it has that interest. If the entity is a VIE, the enterprise with the majority of the expected losses or expected residual returns consolidates the VIE. In January 2004, the Accounting Standards Board in Canada amended AcG-15 so that it conformed to FASB Interpretation 46R ("FIN 46R") in the United States. AcG-15 applies to any annual or interim financial period beginning on or after November 1, 2004 for all public enterprises. The adoption of this Guideline did not have an impact on the LEP financial statements.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Section 3855, "Financial Instruments - Recognition and Measurement," Section 1530, "Comprehensive Income", and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for LEP under Canadian GAAP, the new standards will introduce the concept of comprehensive income to Canadian GAAP, a concept LEP has been following under U.S. GAAP in our annual filing, the Form 20-F. Certain items potentially included in comprehensive income under US GAAP would now be treated the same way under Canadian GAAP when these standards become effective in 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table presents a summary of our long-term debt and other commitments including payment due date for each of the next five fiscal years and thereafter:

                                                                    LESS THAN 1                              MORE THAN 5
                                                          TOTAL        YEAR      2 TO 3 YEARS  4 TO 5 YEARS    YEARS
                                                          ------    -----------  ------------  ------------  -----------

                                                                       (IN MILLIONS OF CANADIAN DOLLARS)
Long-term debt (excluding capital lease,
 pension, and other obligations)                           $537.3       $ 31.1       $ 62.3       $ 62.3       $381.6
Obligations under capital leases                             58.2         12.9         23.7         21.3          0.3
Operating leases                                             27.8          7.0         13.8          6.8          0.2
Other financing arrangements                                  4.9          1.0          2.0          1.9           --
Pension funding                                              13.7          2.5          5.4          5.8           --
Asset retirement obligations (undiscounted                  149.5         13.5         13.9         19.3        102.8
cash flow)
Pension deficit obligation                                    3.1          2.1          1.0           --           --
                                                           ------       ------       ------       ------       ------
                                                           $794.5       $ 70.1       $122.1       $117.4       $484.9
                                                           ======       ======       ======       ======       ======


Long-term Debt

Long-term debt includes USD$275 million of unsecured senior notes issued by Luscar Coal Ltd. ("LCL") on October 10, 2001, bearing interest at 9.75% per annum, payable on October 15, 2011.

Payment obligations are not discounted and include related interest.

Obligations under Capital Lease

Obligations under capital leases on specific mining equipment bear interest at rates ranging from 4.4% to 6.6%, with a weighted average interest rate of 5.0%. These capital leases mature between 2005 and 2010 and are repayable by blended monthly payments of principal and interest.

Payment obligations are not discounted and include related interest.

Operating Leases

We have long-term operating leases for office space, vehicles and equipment.

Payment obligations are not discounted and include related interest.

Other Financing Arrangements

We have other financing arrangements at one of our mine sites whereby we are committed to monthly payments for some mining equipment in a lease type arrangement that is secured by a letter of credit.

Payment obligations are not discounted and include related interest.

Pension Funding

Pension funding amounts represent our anticipated contributions to defined benefit pension plans over the next 5 years.

Asset Retirement Obligations

Asset retirement obligations payments have not been discounted.

Pension Deficit Obligation

The pension deficit obligation relates primarily to obligations under the Line Creek defined benefit pension plans, which were under funded at the date of sale to Fording Canadian Coal Trust. Following the completion of an actuarial valuation, the total obligation was determined to be $5.2 million. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1.0 million were paid during the second quarter of 2004 after the finalization of the actuarial valuation.

Payment obligations are not discounted and include related interest.


OFF BALANCE SHEET ARRANGEMENTS

Financial Instruments

Most sales to the export market are transacted in US dollars and therefore are sensitive to foreign exchange exposure when commitments to deliver coal are quoted in a foreign currency. Derivative financial instruments are not used to manage LEP's exposure to fluctuations in foreign exchange rates.

Guarantees

During 2003, we adopted the CICA Accounting Guideline 14, Disclosure of Guarantees. This policy requires the disclosure of information regarding certain types of guarantee contracts that require payments contingent on specified types of future events. All significant guarantee contracts are disclosed in note 24 of the notes to the LEP annual consolidated financial statements, the Form 20-F, and no new contracts entered into thus far in 2005 have contained the type of guarantee contracts addressed in the Guideline.


RELATED PARTY TRANSACTIONS

LEP and Sherritt International Corporation ("Sherritt") are parties to an administration agreement under which we appointed Sherritt to be our exclusive manager for a period ending December 31, 2011, unless terminated earlier. The administration agreement delegates to Sherritt responsibility over our day-to-day administration, except that such delegation will not reduce or derogate from the authority of the management committee of LEP. Sherritt must be specifically authorized by us to enter into any agreements or arrangements purporting to bind us. We pay Sherritt an administration fee equal to Sherritt's reasonable direct costs and expenses plus 10%. We may terminate the agreement on six months notice to Sherritt, or 30 days notice in the event of a default, breach, misrepresentation or liquidation by Sherritt.

The total value of goods and services expensed under the administration agreement in the third quarter of 2005 amounted to $0.1 million. Amounts owing to Sherritt under the agreement at September 30, 2005 total $0.1 million (December 31, 2004 -- $0.4 million).

CONTROLS AND PROCEDURES

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures for the accurate and timely reporting of required information about us and our consolidated subsidiaries. Such evaluations were performed under the supervision of management, including the Chief Executive Officer and Chief Financial Officer, of each entity. We have concluded that our respective disclosure controls and procedures were effective as at September 30, 2005.

FORWARD-LOOKING INFORMATION

This interim report contains certain forward-looking statements such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating to but not limited to LEP's expectations, intentions, plans, and beliefs. Forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases. Similarly, statements that describe our expectations with respect to production and sales volumes, operating costs, productivity, profitability, depreciation and amortization, capital expenditures, coal markets, rail service, demand and pricing, effective tax rates, the Coal Valley expansion project, the Bow City power project, the coal gasification project, plans or goals are or may be forward-looking statements. Actual results may differ materially from results expressed or implied by these forward-looking statements because of various factors including (i) the risk factors set forth in our 2004 annual report Form 20-F filed June 21, 2005 with the Securities and Exchange Commission, (ii) changes in the coal markets, including with respect to price and demand, (iii) our current cost or productivity estimates may change or prove incorrect, (iv) our initiation of opportunity capital projects not included in our current plans, (v) changes in the amount of cash available for capital asset purchases, and (vi) rating agency decisions and other future financing developments. The forward-looking statements included in this interim report are made as of the date of this report. We caution against placing undue reliance on forward-looking statements, which necessarily reflect current beliefs and are based on current (and perhaps evolving) information. We undertake no obligations to revise forward looking statements to reflect future events, changed circumstances, or changed beliefs.


CORPORATE OVERVIEW

LEP, formed on February 20, 2001, is a 50/50 general partnership between subsidiaries of Sherritt and the Ontario Teachers' Pension Plan Board. LEP owns LCL, which in turn owns Luscar Ltd. ("Luscar"). Luscar is Canada's largest producer of coal and operates ten thermal coal mines in Alberta and Saskatchewan. The mines we operate have the capacity to produce approximately 40 million tonnes of coal per annum, most of which is sold under long-term coal supply agreements to adjacent electric power stations in Alberta and Saskatchewan. These stations generate most of the electric power in these two provinces. We ship a lesser portion of our coal production to customers in Ontario and overseas and we also produce char which is sold to charcoal briquette manufacturers.

In October 2001, LCL issued USD$275 million of 9.75% senior notes due October 15, 2011, which are guaranteed as to principal and interest by LEP.

Readers may access other information about LEP, including the annual Form 20-F for the year ended December 31, 2004, and other disclosure documents, reports, statements or other information that LEP files with the U.S. Securities and Exchange Commission through EDGAR at www.sec.gov/edgar or at Luscar's web site at www.luscar.com. Information on our web site is not a part of this interim report and is not incorporated by reference in this interim report.



For further information contact:

Deanna Horton
Luscar Energy Partnership
(416) 935-2468

www.luscar.com

LUSCAR ENERGY PARTNERSHIP

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                           AS AT                  AS AT
                                                                                       SEPTEMBER 30            DECEMBER 31
                                                                                           2005                    2004
                                                                                       ------------            -----------
(in thousands of Canadian dollars)

ASSETS
CURRENT

      Cash and cash equivalents                                                          $    7,387               $   17,218
      Accounts receivable                                                                    47,725                   52,221
      Income taxes recoverable                                                                1,653                    1,269
      Future income taxes                                                                     8,436                    6,481
      Inventories                                                                            47,521                   40,005
      Overburden removal costs                                                                5,293                    2,687
      Prepaid expenses                                                                        3,394                    2,310
                                                                                         ----------               ----------
                                                                                            121,409                  122,191
Capital assets                                                                            1,380,663                1,346,249
Other assets                                                                                 28,315                   27,905
                                                                                         ----------               ----------
                                                                                         $1,530,387               $1,496,345
                                                                                         ==========               ==========

LIABILITIES AND PARTNERS' EQUITY
CURRENT
      Credit facility [note 4]                                                           $   20,000               $   12,000
      Trade accounts payable and accrued charges                                             60,996                   41,229
      Accrued interest payable                                                               14,280                    6,686
      Accrued payroll and employee benefits                                                   9,133                    9,994
      Income taxes payable                                                                    2,418                      495
      Current portions of:
            Long-term debt [note 4]                                                          13,446                    7,796
            Asset retirement obligations [note 9]                                            19,545                   23,576
      Due to related parties [note 10]                                                           87                      402
                                                                                         ----------               ----------
                                                                                            139,905                  102,178
Accrued pension obligations                                                                   5,904                    6,058
Long-term debt [note 4]                                                                     365,080                  355,099
Asset retirement obligations [note 9]                                                        85,458                   76,707
Future income taxes                                                                         304,497                  334,341
                                                                                         ----------               ----------
                                                                                            900,844                  874,383
PARTNERS' EQUITY
      Partners' equity                                                                      629,543                  621,962
                                                                                         ----------               ----------
                                                                                         $1,530,387               $1,496,345
                                                                                         ==========               ==========


See accompanying notes

LUSCAR ENERGY PARTNERSHIP

            CONSOLIDATED STATEMENTS OF EARNINGS AND PARTNERS' EQUITY
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                            SEPTEMBER 30                        SEPTEMBER 30
                                                                          2005              2004            2005             2004
                                                                      ----------        ---------        ---------        ---------
(in thousands of Canadian dollars)
REVENUE [NOTE 3]                                                       $ 129,498        $ 120,484        $ 386,014        $ 369,949
EXPENSES AND OTHER INCOME
   Cost of sales                                                          98,756           87,337          282,711          264,283
   Selling, general and administrative expenses                            2,598            2,745            7,988            8,221
   Depreciation and amortization                                          27,296           25,951           81,235           81,378
   Asset retirement obligations accretion [note 9]                         1,897            1,764            5,428            5,665
   Foreign currency translation gain [note 5]                            (18,328)         (20,679)         (12,426)          (7,261)
   Interest expense [note 6]                                               8,953           10,889           27,625           34,565
   Other income [note 7]                                                    (925)            (886)          (3,784)          (7,684)
                                                                       ---------        ---------        ---------        ---------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                    9,251           13,363           (2,763)          (9,218)
Income tax recovery                                                      (15,383)          (2,888)         (28,980)         (30,348)
                                                                       ---------        ---------        ---------        ---------
NET EARNINGS FROM CONTINUING OPERATIONS                                   24,634           16,251           26,217           21,130
Discontinued operations [note 2]                                             -                (84)             -              1,969
                                                                       ---------        ---------        ---------        ---------
NET EARNINGS FOR THE PERIOD                                               24,634           16,167           26,217           23,099
Partners' equity, beginning of period                                    604,909          600,954          621,962          620,022
Contributions from partners                                               38,151              -             48,704              -
Distributions to partners                                                (38,151)         (25,068)         (67,340)         (51,068)
                                                                       ---------        ---------        ---------        ---------
PARTNERS' EQUITY, END OF PERIOD                                        $ 629,543        $ 592,053        $ 629,543        $ 592,053
                                                                       =========        =========        =========        =========


See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                                    SEPTEMBER 30                  SEPTEMBER 30
                                                                                2005            2004          2005          2004
                                                                              ---------      ---------      --------      ----------
(in thousands of Canadian dollars)
OPERATING ACTIVITIES
Net earnings for the period                                                   $ 24,634       $ 16,167       $ 26,217       $ 23,099
Non-cash items:
   Depreciation and amortization                                                27,296         25,951         81,235         81,378
   Asset retirement obligations accretion [note 9]                               1,897          1,764          5,428          5,665
   Future income taxes                                                         (16,019)        (3,761)       (31,798)       (31,835)
   Foreign currency translation gain [note 5]                                  (17,509)       (20,317)       (11,642)        (7,293)
   Gain on disposal of capital assets [note 7]                                    (132)          (675)        (1,601)        (3,491)
   Gain on settlement of asset retirement obligations [note 7]                    (999)          (294)        (2,556)        (1,403)
   Gain on Fording settlement                                                      -              -              -           (3,350)
   Pension expense (income) in excess of funding [note 7]                            4            299           (104)         1,124
   Other                                                                          (506)        (1,742)          (288)        (2,788)
Asset retirement obligations costs                                              (2,334)        (3,027)        (6,893)       (13,189)
Change in non-cash working capital                                              19,457         15,184         (5,386)         9,059
                                                                              --------       --------       --------       --------
                                                                                35,789         29,549         52,612         56,976
                                                                              --------       --------       --------       --------
INVESTING ACTIVITIES
Capital asset purchases                                                        (35,746)        (3,525)       (49,939)        (8,197)
Proceeds on disposal of capital assets                                             140          1,110          3,367          4,610
Other assets                                                                    (1,349)        (1,096)        (3,319)        (1,096)
                                                                              --------       --------       --------       --------
                                                                               (36,955)        (3,511)       (49,891)        (4,683)
                                                                              --------       --------       --------       --------
FINANCING ACTIVITIES
Repayments of long-term debt [note 4]                                           (2,572)        (1,198)        (6,201)        (5,341)
Long-term debt issued [note 4]                                                   3,809            -            4,331            -
Distributions to partners                                                          -          (24,000)       (18,636)       (50,000)
                                                                              --------       --------       --------       --------
                                                                                 1,237        (25,198)       (20,506)       (55,341)
                                                                              --------       --------       --------       --------

Change in cash position                                                             71            840        (17,785)        (3,048)
Effect of foreign exchange rate changes
on cash position [note 5]                                                         (229)          (721)           (46)          (545)
Cash position, beginning of period                                             (12,455)         6,038          5,218          9,750
                                                                              --------       --------       --------       --------
Cash position, end of period                                                  $(12,613)      $  6,157       $(12,613)      $  6,157
                                                                              ========       ========       ========       ========

Cash position consists of:
   Cash and cash equivalents                                                  $  7,387       $ 18,157       $  7,387       $ 18,157
   Credit facility                                                             (20,000)       (12,000)       (20,000)       (12,000)
                                                                              --------       --------       --------       --------
Cash position, end of period                                                  $(12,613)      $  6,157       $(12,613)      $  6,157
                                                                              ========       ========       ========       ========

Interest paid                                                                 $  1,599       $  1,141       $ 20,240       $ 23,814
Income taxes paid                                                             $    637       $    322       $  2,864       $  1,164

See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)

1.       BASIS OF PRESENTATION

The quarterly consolidated financial statements presented herein are unaudited. The statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies as the audited December 31, 2004 annual consolidated financial statements and related notes contained in the Luscar Energy Partnership ("LEP") Form 20-F filed June 21, 2005 with the United States Securities and Exchange Commission ("SEC"), but do not contain certain disclosures required by GAAP for annual statements. Readers should be cautioned that interpretation of financial results without a full set of accompanying notes could be misleading. All amounts are in thousands of Canadian dollars unless otherwise stated.


2.       DISCONTINUED OPERATIONS

On June 18, 2004 Luscar Coal Ltd. ("LCL") reached an agreement with Fording Inc., Elk Valley Coal Partnership, and Consol Energy Inc. (and subsidiaries) settling the majority of issues that had previously been outstanding related to the transfer of the metallurgical coal assets to Fording Canadian Coal Trust ("FCCT") effective February 28, 2003. Certain elements of the original sale agreement had not been finalized due to differences in interpretation between the parties to the transaction. Settled issues include working capital adjustments, certain payments made under the agreement and obligations for reclamation activities.

As a result of the settlement agreement, LEP recorded a gain of $2,053 net of taxes of $476 in the second quarter of 2004 in discontinued operations. In the third quarter of 2004, LEP recognized additional expenses related to the settlement of $84 net of taxes of $45 in discontinued operations. During the fourth quarter of 2004, LEP recognized an additional gain related to the settlement of the remaining severance liability of $3,494, including a tax recovery of $797, in discontinued operations.

The results of discontinued operations are as follows:

                                                                         THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                            SEPTEMBER 30                        SEPTEMBER 30
                                                                        2005              2004               2005              2004
                                                                       -----             ------              -----            ------
(in thousands of Canadian dollars)
Net income                                                             $ -               $  -                $ -              $  -
Gain arising from settlement agreement                                   -                  (84)               -               1,969
                                                                       -----             ------              -----            ------
                                                                       $ -               $  (84)             $ -              $1,969
                                                                       =====             ======              =====            ======

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)

2.       DISCONTINUED OPERATIONS (CONTINUED)


Net cash flows relating to the discontinued operations presented on the statement of cash flows are detailed as follows:

                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         SEPTEMBER 30                SEPTEMBER 30
                                                      2005          2004          2005          2004
                                                     ------        ------         -----         ------
(in thousands of Canadian dollars)

Operating activities                                 $    -        $  (84)        $    -        $2,445
Investing Activities                                      -             -              -             -
Financing Activities                                      -             -              -             -
                                                     ------        ------         ------        ------
Cash flows related to discontinued operations        $    -        $  (84)        $    -        $2,445
                                                     ======        ======         ======        ======


3.       REVENUES

LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations are accounted for as one segment having similar economic and operating characteristics, customers and operations, and have been aggregated for the purpose of revenue reporting. Revenue from discontinued operations has been removed.

Disclosures with respect to export and domestic sales are as follows:

                                  THREE MONTHS ENDED                                        NINE MONTHS ENDED
                  SEPTEMBER 30, 2005            SEPTEMBER 30, 2004           SEPTEMBER 30, 2005            SEPTEMBER 30, 2004
                  ------------------            ------------------           ------------------            ------------------
                SALES                         SALES                         SALES                         SALES
               REVENUE          TONNES       REVENUE          TONNES       REVENUE          TONNES       REVENUE          TONNES
               -------          ------       -------          ------       -------          ------       -------          ------
                              (sales revenues are in thousands of Canadian dollars; tonnes are in thousands of tonnes)

Export         $ 21,101            364       $ 21,051            293       $ 64,713          1,039       $ 49,594            931
Domestic        108,397          9,024         99,433          8,933        321,301         27,365        320,355         27,681
               --------          -----       --------          -----       --------         ------       --------         ------
               $129,498          9,388       $120,484          9,226       $386,014         28,404       $369,949         28,612
               ========          =====       ========          =====       ========         ======       ========         ======

Export coal sales are generally denominated in United States dollars.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)

3.       REVENUES (CONTINUED)

Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue for the periods indicated below, is as follows:

                                      THREE MONTHS ENDED                                        NINE MONTHS ENDED
                        SEPTEMBER 30, 2005           SEPTEMBER 30, 2004         SEPTEMBER 30, 2005          SEPTEMBER 30, 2004
                        ------------------           ------------------         ------------------          ------------------
                      SALES        NUMBER OF       SALES       NUMBER OF       SALES       NUMBER OF       SALES       NUMBER OF
                     REVENUE       CUSTOMERS      REVENUE      CUSTOMERS      REVENUE      CUSTOMERS      REVENUE       CUSTOMERS
                     -------       ---------      -------      ---------      -------      ---------      -------       ---------
                             (sales revenues are in thousands of Canadian dollars)

Major Customers      $ 82,285             3      $ 87,398             3      $246,020             3      $250,188             3

Credit risks are minimized to the extent that customers include major domestic utilities and that accounts receivable on export sales are generally insured under Canadian government export receivables insurance programs or secured by letters of credit.


4.       LONG-TERM DEBT

                                                                    AS AT            AS AT
                                                                  SEPTEMBER 30    DECEMBER 31
                                                                     2005            2004
                                                                  ------------    -----------

Senior notes, at issue date                                        $ 429,660       $ 429,660
Cumulative foreign currency translation gain since issue date       (110,358)        (98,670)
                                                                   ---------       ---------
Senior notes, at balance sheet date                                  319,302         330,990

Capital lease obligations                                             51,836          28,785

Pension deficit obligation                                             3,120           3,120

Other financing arrangements                                           4,268              -
                                                                   ---------       ---------

Long-term debt                                                       378,526         362,895
Current portion of long-term debt                                    (13,446)         (7,796)
                                                                   ---------       ---------
                                                                   $ 365,080       $ 355,099
                                                                   =========       =========

Effective February 4, 2004, LEP and LCL signed a senior credit agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $115,000, subject to a borrowing base, which included accounts receivable, coal inventories, a $25,000 charge on a dragline, and a general assignment of LCL's assets. The facility was split into two tranches, the Reclamation Letter of Credit ("LC") facility and the Working Capital facility. Up to $65,000 of reclamation letters of credit can be issued under the Reclamation LC facility. To date $50,689 of letters of credit, providing reclamation security, have been issued. Under the Working Capital facility, up to $50,000 in advances may be made, including up to $25,000 in letters of credit. As at September 30, 2005, $20,000 in cash and $6,031 in letters of credit had been drawn against this facility. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, taxes, depreciation and

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)


4.       LONG TERM DEBT (CONTINUED)

amortization ("EBITDA"). The senior credit agreement was renewed January 31, 2005 under substantially the same terms.

As at September 30, 2005, the current ratio of 0.9 is below the senior credit agreement's requirement of 1.0 due to the increase in trade accounts payable and accrued charges from the Coal Valley expansion project. A waiver has been obtained from the syndicate of Canadian chartered banks.

Capital leases for new equipment totaling $18,225 were entered into during the quarter as part of the long-term mine support equipment agreement LEP has with Finning (Canada), a division of Finning International Inc., and Kramer Ltd., which involves the leasing of equipment as part of a plan to reduce the maintenance costs and increase equipment utilization.

Obligations under capital lease on specific mining equipment bear interest rates ranging from 4.36% to 6.59%, with a weighted average interest rate of 4.98%. These capital leases mature between 2005 and 2010 and are repayable by blended monthly payments of principal and interest.

The pension deficit obligation relates to obligations under the Line Creek defined benefit pension plan, which was under funded at the date of sale from LCL. Following the completion of an actuarial valuation, the total obligation was determined to be $5,200. This amount is repayable in equal installments over 5 years and outstanding amounts bear interest at 6.5% per annum. The first two installments of $1,040 were paid during the second quarter of 2004, after the finalization of the actuarial valuation.

The other financing arrangements are a lease type arrangement entered into in 2005, where Luscar is committed to monthly payments over 60 months, secured by a letter of credit, for the acquisition of four pieces of mining equipment, worth $4,331, by its partner at the Genesee mine.


5.       FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses consist of the following:

                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                       SEPTEMBER 30                   SEPTEMBER 30
                                                    2005           2004           2005           2004
                                                  --------       --------       --------       --------
(in thousands of Canadian dollars)

Foreign currency translation (gain) loss on:
Senior notes                                      $(17,738)      $(21,038)      $(11,688)      $ (7,838)
US dollar cash balances                                229            721             46            545
Working capital balances                              (819)          (362)          (784)            32
                                                  --------       --------       --------       --------

                                                  $(18,328)      $(20,679)      $(12,426)      $ (7,261)
                                                  ========       ========       ========       ========

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)


6.       INTEREST EXPENSE

Interest expense consists of the following:

                                                           THREE MONTHS ENDED        NINE MONTHS ENDED
                                                              SEPTEMBER 30             SEPTEMBER 30
                                                            2005         2004        2005         2004
                                                          -------      -------      -------      -------
(in thousands of Canadian dollars)

Senior notes                                              $ 7,990      $ 8,736      $24,552      $26,726
Promissory notes net of sinking fund interest income            -        1,413            -        4,241
Capital leases                                                508          233        1,327          636
Reclamation security                                          216          485        1,052        2,599
Other interest expense                                        239           22          694          363
                                                          -------      -------      -------      -------
                                                          $ 8,953      $10,889      $27,625      $34,565
                                                          =======      =======      =======      =======


7.       OTHER INCOME

Other income consists of the following:

                                                         THREE MONTHS ENDED          NINE MONTHS ENDED
                                                             SEPTEMBER 30               SEPTEMBER 30
                                                         2005          2004          2005          2004
                                                        -------       -------       -------       -------
(in thousands of Canadian dollars)

Gain on settlement of asset retirement obligations      $  (999)      $  (294)      $(2,556)      $(1,403)
Gain on disposal of assets                                 (132)         (675)       (1,601)       (3,491)
Net pension plan (recovery) expense                           4           276          (104)        1,101
Recovery of reclamation services                           (467)         (321)         (869)         (947)
Deferred exploration expense                                409           435         1,087         1,125
Insurance premium refund                                      -             -             -        (2,706)
Other (income) expense                                      260          (307)          259        (1,363)
                                                        -------       -------       -------       -------
                                                        $  (925)      $  (886)      $(3,784)      $(7,684)
                                                        =======       =======       =======       =======

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.


8.       EMPLOYEE FUTURE BENEFITS

LEP sponsors defined benefit and defined contribution pension arrangements covering substantially all of its employees. The majority of its employees are members of defined contribution plans; however, unionized employees at two mines are members of active defined benefit pension plans. LEP has several other defined benefit pension plans, in which most members have elected to convert their entitlement to defined contribution plans. LEP uses actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. LEP has no other retirement or post-employment benefits.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)


8.       EMPLOYEE FUTURE BENEFITS (CONTINUED)

LEP's pension expense for the third quarter of 2005 was $1,340 and $3,847 year to date (2004 - $1,724 and $4,573 respectively). Total pension expense includes current service costs, interest costs, amortization, allowances and other costs; some of which are included in other income and others which are included in cost of sales.


9.       ASSET RETIREMENT OBLIGATIONS

Our estimates of future asset retirement obligations are based on reclamation standards that meet regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives, and amounts to be recovered from other parties. Future reclamation, site restoration, and mine closure costs are estimated to be $149,489. LEP technical personnel review these estimates annually or more frequently as required by regulatory agencies. In connection with future reclamation, site restoration, and mine closure costs, LEP has provided financial assurances of $50,689 in the form of letters of credit to satisfy current regulatory requirements.

The following are reconciliations of the beginning and ending liabilities for asset retirement obligations for the periods shown.

                                                     NINE MONTHS ENDED   YEAR ENDED
                                                       SEPTEMBER 30      DECEMBER 31
                                                           2005             2004
                                                     -----------------   -----------
(in thousands of Canadian dollars)

Asset retirement obligations, beginning of period       $ 100,283        $ 108,338
Additional liabilities incurred                             8,741           10,205
Accretion expense                                           5,428            7,104
Liabilities settled                                        (9,449)         (26,875)
Revisions in estimated cash flows                              --            1,511
                                                        ---------        ---------
Asset retirement obligations, end of period             $ 105,003        $ 100,283
Less current portion                                      (19,545)         (23,576)
                                                        ---------        ---------
                                                        $  85,458        $  76,707
                                                        =========        =========

Some key assumptions on which the carrying amount of the asset retirement obligations are based are as follows:

         (i)      Total undiscounted amount of the estimated cash flow -
                  $149,489.

         (ii) Expected timing of payment of cash flows is based on the life of mine plans and will be incurred between the current period and 2053.

         (iii) Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value assuming a credit-adjusted risk-free rate of approximately 6 per cent on average.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   (Unaudited)


10.      RELATED PARTY TRANSACTIONS

LEP has undertaken to compensate Sherritt for administration services at Sherritt's direct cost plus 10 percent and to reimburse both Sherritt and Teachers' for all third-party costs incurred in connection with LEP. During the third quarter, LEP incurred $90 for such services and costs which are included in selling, general and administrative expenses.

At September 30, 2005, LEP had an amount payable related to this agreement of $87 (December 31, 2004 -- payable of $402).

                                                   AS AT              AS AT
                                                SEPTEMBER 30        DECEMBER 31
                                                    2005               2004
                                                ------------       -------------
DUE TO RELATED PARTIES
Due to Sherritt under management agreement      $         87       $         402
                                                ------------       -------------
                                                $         87       $         402
                                                ============       =============


11.      COMMITMENTS AND CONTINGENCIES

LEP is committed to future annual lease payments in respect of its operating leases for office space, equipment and vehicles. Minimum payments for the next five years are as follows:

                     (in thousands of Canadian dollars)
                     2005                                     $    1,793
                     2006                                          6,948
                     2007                                          6,877
                     2008                                          6,877
                     2009                                          4,416
                     Thereafter                                      884
                                                              ----------
                                                              $   27,795
                                                              ==========


The original financed amount of the equipment currently being leased through operating leases by LEP is $35,059 as at September 30, 2005 (September 30, 2004 -- $17,854).

Included in trade accounts payable and accrued charges as at September 30, 2005 are $26,841 for wash plant expansion costs incurred in the month of September, but not yet billed.


12.      COMPARATIVE FIGURES

Certain 2004 comparative figures have been reclassified to conform to the presentation adopted for 2005.